Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2006	2005
	(000’s)	(000’s)
Earnings:
Loss from continuing operations	$(5,112)	$(1,758)
Additions:
Income taxes (recovery)	(1,009)	(2,019)
Minority interest in earnings of consolidated subsidiaries	8,185	8,302
Fixed charges, as shown below	7,017	5,047
Distributions received from equity-method investees	392	536
	14,585	11,866
Subtractions:
Equity in income of investees	501	275
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	501	275
Earnings as adjusted	8,972	9,833
Fixed charges:
Interest on indebtedness, expensed or capitalized	3,607	2,037
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	824	588
Interest within rent expense	2,586	2,422
Total fixed charges	$7,017	$5,047
Ratio of earnings to fixed charges	1.28	1.95
Dollar amount deficiency	$ N/A	$ N/A